UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                AMENDMENT NO. 11
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act Of 1934

                           Hurricane Hydrocarbons Ltd.
                           ---------------------------
                                (Name of Issuer)

                        Common Shares, without par value
                        --------------------------------
                         (Title of Class of Securities)

                                    44779E10
                                 --------------
                                 (CUSIP Number)

Mr. Askar                                          with copies to:
M. Alshinbaev                                      Kevin Keogh, Esq.
Central Asian Industrial Holdings, N.V.,           White & Case LLP
Scharlooweg 81,                                    1155 Avenue of the Americas
Curacao, Netherlands Antilles                      New York, NY 10036
7-3272-585-107                                     (212) 819-8200

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 18, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 44779E10
--------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        Central Asian Industrial Holdings N.V.   I.R.S. Identification No.
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
 3      SEC USE ONLY

--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS

        00
--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [  ]
        PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        Netherlands Antilles
--------------------------------------------------------------------------------
NUMBER OF SHARES     7      SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH               14,966,425*
REPORTING PERSON    ------------------------------------------------------------
WITH                 8      SHARED VOTING POWER

                    ------------------------------------------------------------
                     9      SOLE DISPOSITIVE POWER

                            14,966,425*
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        14,966,425*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                      [  ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

* This number is based on 13,312,722 common shares owned directly by Central Asia Industrial Holdings N.V., 1,653,703 common shares that are registered in the name of Central Asian Industrial Holdings N.V.'s name and over which Central Asian Industrial Holdings N.V. has voting power and dispositive power but are held in trust for Missmira Investments, N.V., an affiliate of Central Asian Industrial Holdings N.V. and 97,527 options to purchase common shares.

          This Amendment No. 11 amends and supplements the Schedule 13D filed on April 12, 2001 (the "Schedule 13D"), by Central Asian Industrial Holdings, N.V. (f/k/a/ Central Asian Industrial Investments N.V., "CA"), as amended by Amendment No. 1 dated April 13, 2001, Amendment No. 2 dated April 17, 2001, Amendment No. 3 dated April 19, 2001, Amendment No. 4 dated April 20, 2001, Amendment No. 5 dated May 17, 2001, Amendment No. 6 dated May 24, 2001, Amendment No. 7 dated May 28, 2001, Amendment No. 8 dated June 18, 2001, Amendment No. 9 dated June 28, 2001 and Amendment No. 10 dated July 5, 2001, in relation to the common shares, without par value (the "Common Shares") of Hurricane Hydrocarbons Ltd., a corporation incorporated under the laws of the Province of Alberta, Canada ("Hurricane").

          Pursuant to Rule 101(a)(2)(ii) of Regulation S-T, this Schedule 13D amends and restates the entire text of the Schedule 13D, as amended.

Item 1. Security and Issuer

          This statement on Schedule 13D relates to the Common Shares of Hurricane, the principal executive offices of which are located at Suite 2700, 300-5th Avenue S.W., Calgary, Alberta, Canada T2P 3C4.

Item 2. Identity and Background

          (a)-(c); (f) This statement on Schedule 13D is being filed by CA, a corporation organized under the laws of the Netherlands Antilles. The address of CA is Scharlooweg 81, Curacao, Netherlands Antilles.

          Attached as Schedule I hereto is a list of the executive officers and directors of CA, which contains the following information with respect to each such person: (i) name; (ii) business address; and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. All such persons are citizens of the Republic of Kazakhstan.

          (d)-(e) During the last five years neither CA nor to the best of CA's knowledge, any person named on Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

          In accordance with the terms of the Transaction Agreement, as described in Item 4 below, CA exchanged 54,722,529 shares in OJSC Shymkentnefteorgsyntez ("ShNOS") for U.S. $45.1 million in cash, 19,430,543 Common Shares, 2,037,420 convertible securities and 1,105,763 options. As described in Item 4 below, CA received 4,067,381 special warrants pursuant to the Companies' Creditors Arrangement Act (Canada) for no additional consideration.

          CA has arranged for sufficient funds to be available to pay for the Common Shares tendered into the Offer. The source of these funds will include current working capital and existing credit facilities.

Item 4. Purpose of the Transaction

          The purpose of the transaction described herein was to transfer all of the shares of ShNOS owned by CA to Hurricane in return for Common Shares and securities convertible or exchangeable for Common Shares.

          CA's current ownership of Common Shares and securities convertible or exchangeable for Common Shares is such as may enable CA to influence the management of Hurricane. Depending upon market conditions and other factors, CA may at any time and from time to time consider acquiring, propose acquiring and acquire additional Common Shares or securities convertible or exchangeable for Common Shares or dispose of Common Shares or securities convertible or exchangeable for Common Shares in private transactions, open market purchases or "take-over bids" (as defined in the Securities Act (Alberta)). Any such transactions may be effected at any time and from time to time, subject to the Shareholders' Agreement and any applicable limitations of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and other applicable laws.

          The purpose of the Offer is to enable CA to acquire a controlling interest in Hurricane. It is currently expected that, initially following the consummation of the Offer, the business and operations of Hurricane will generally continue as they are currently being conducted. CA will continue to evaluate all aspects of the business, operations, capitalization and management of Hurricane during the pendency of the Offer. After the consummation of the Offer, CA intends to conduct a comprehensive review of Hurricane's business, operations, capitalization, dividend policy, corporate structure, composition of the Board of Directors and management and will take such further actions as it deems appropriate under the circumstances then existing.

          Depending upon market conditions and other factors, CA may at any time and from time to time consider acquiring, propose acquiring and acquire additional Common Shares or securities convertible or exchangeable for Common Shares or dispose of Common Shares or securities convertible or exchangeable for Common Shares in private transactions, open market purchases or "take-over bids" (as defined in the Securities Act (Alberta)). Any such transactions may be effected at any time and from time to time, subject to the Shareholders Agreement, any applicable limitations of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and other applicable laws.

          Except as described herein or expressly contemplated by the Shareholders' Agreement, CA does not have any present plans or proposals that would result in any extraordinary corporate transaction, such as a merger, reorganization, liquidation involving Hurricane or any of its subsidiaries, or purchase, sale or transfer of a material amount of assets of Hurricane or any of its subsidiaries or in any other material changes to Hurricane's capitalization, dividend policy, corporate structure, business or composition of the Board of Directors or the management of Hurricane.

          On October 9, 1999, Hurricane, OJSC Hurricane Kumkol Munai ("HKM"), ShNOS, OJSC Kazkommertsbank ("Kazkommertsbank") and CA entered into an agreement (the "Transaction Agreement") pursuant to which Hurricane agreed to acquire all of the common shares of ShNOS held by CA. The Transaction Agreement was amended by letter agreements dated October 20, 1999, October 21, 1999, October 25, 1999, October 26, 1999, November 2, 1999, November 5, 1999, February 9, 2000, March 17, 2000
and March 31, 2000 (together, the "Letter Agreements"). The Transaction Agreement is described in Item 6, incorporated herein by reference and is attached hereto as Exhibit 1. The Letter Agreements are referred to in Item 6, incorporated herein by reference and are attached hereto as Exhibit 2 through
Exhibit 10. On March 31, 2000, pursuant to the terms of the Transaction Agreement, as amended, Hurricane acquired the 54,722,529 common shares of ShNOS owned by CA. The consideration for this acquisition was Hurricane's payment of U.S.$45.1 million in cash, the issuance of 19,430,543 Common Shares, 2,037,420 preference shares convertible into Common Shares at a price of Cdn$6.25 per Common Share (the "Convertible Securities")<F1> and 1,105,763 options to purchase Common Shares at various prices between Cdn$0.69 and Cdn$9.30.

          On February 28, 2000 the Court of Queen's Bench of Alberta, Judicial District of Calgary granted its approval of a plan of compromise and arrangement pursuant to the Companies' Creditors Arrangement Act (Canada) (the "CCAA Plan") in connection with which, among other things, Hurricane issued a total of 9,346,000 special warrants, each exercisable into one Common Share at an exercise price of $3.90 ("Special Warrants"). Pursuant to the terms of the CCAA Plan, CA received 4,067,381 Special Warrants on March 31, 2000.

          On March 31, 2000 Hurricane entered into a shareholders' agreement with CA (the "Shareholders' Agreement") pursuant to which Hurricane and CA agreed to various corporate governance and other matters. Among other things, CA is entitled to designate a specified number of directors of Hurricane. CA has agreed to limit the manner in which it may engage in business combinations with Hurricane and has agreed to certain restrictions on the transfer and voting of its Common Shares. The Shareholders' Agreement is described in Item 6, incorporated herein by reference and is attached hereto as Exhibit 11.

          On April 28, 2000, CA, transferred to one of its affiliates, Missmira Investments N.V. ("Missmira"), 3,000,000 Common Shares. However, CA retained sole voting and disposition power over such Common Shares. On March 30, 2001, CA disposed of 1,346,297 of the Common Shares held in trust for Missmira at a price of Cdn$8.30 per Common Share.

          On July 11, 2000, CA exercised all of its Special Warrants. In addition to the foregoing, since March 31, 2000, CA has at various times disposed of Common Shares and has also exercised Convertible Securities and Options at various prices, resulting in beneficial ownership of a total of 23,942,572 Common Shares as of the date hereof.

          On March 31, 2000, CA held a total of 6,106,801 Convertible Securities which included the 2,037,420 Convertible Securities, acquired on such date. Subsequent to March 31, 2000, CA exercised 4,069,381 Convertible Securities, resulting in a total of 2,037,420 Convertible Securities as of the date hereof. On January 22, 2001, CA announced that pursuant to its redemption of its Series 5 Warrants (the "Series 5 Warrants") at a price of Cdn$2.90 per Series 5 Warrant, the Convertible Securities would no longer be convertible into Common Shares and could only be redeemed for cash at a price of Cdn$2.90 per Convertible Security.

---------------
<F1>  Prior to such time, CA held 4,069,381 Convertible Securities.

          On March 31, 2000, CA held a total of 1,105,763 Options. Subsequent to March 31, 2000, CA disposed of, at various prices, and had retired a total of 792,407 Options resulting in a total of 313,356 Options on the date hereof.

          On April 12, 2001, CA made an unsolicited offer (the "Offer") to acquire 18,400,000 outstanding Common Shares for a purchase price of Cdn$10.25 per Common Share payable in cash which, following the commencement of the formal offer period under Canadian Securities Laws and if successful, will result in CA beneficially owning a majority of the outstanding Common Shares. The aggregate value of the Offer is approximately Cdn$189,000,000 and represents a premium of 22% over the most recent 20-day weighted average closing price on The Toronto Stock Exchange of Cdn$8.38 per Common Share. The Offer was made public in a press release issued by CA on April 12, 2001 (the "Press Release"). The Press Release is incorporated herein by reference and is attached hereto as Exhibit 12.

          On April 16, 2001, CA released a statement in response to a statement issued by Hurricane in response to the Offer. In this statement, CA indicated that, among other things, CA expects the Board of Directors to establish a special committee to consider the Offer and that the Offer complies with the Shareholders' Agreement and Hurricane's shareholder rights plan. The statement was made public in a press release issued by CA on April 16, 2001 (the "April 16 Press Release"). The April 16 Press Release is incorporated herein by reference and is attached hereto as Exhibit 13.

          On April 17, 2001, CA released a statement in response to the Board of Directors' refusal to form an independent committee to consider the Offer. In this statement, CA indicated that, among other things, CA was disappointed with the Board of Directors' refusal to establish such an independent committee. CA urged Hurricane to appoint an independent committee and hire an independent valuator. The statement was made public in a press release issued by CA on April 17, 2001 (the "April 17 Press Release"). The April 17 Press Release is incorporated herein by reference and is attached hereto as Exhibit 14.

          On April 18, 2001, CA released a statement in response to the Board of Directors' decision to form an independent committee which will be responsible for the appointment of an independent valuator and which will supervise the preparation of a formal valuation. In this statement, CA indicated that, among other things, it was pleased with the Board of Directors' decision to establish such an independent committee. The statement was made public in a press release issued by CA on April 18, 2001 (the "April 18 Press Release"). The April 18 Press Release is incorporated herein by reference and is attached hereto as
Exhibit 15.

          On May 17, 2001, CA released a statement in response to Hurricane's announcement at its Annual and Special Meeting of shareholders that the Independent Committee of the Board of Directors (the "Independent Committee") approved in principle, and will recommend that the Board of Directors declare, a special distribution to the holders of the Common Shares in the amount of approximately Cdn$4.00 per Common Share, which would be paid by the issuance of approximately $200 million of subordinated debentures to the holders of Hurricane Common Shares (the "Distribution").

          CA said the Distribution would not be in the best interests of Hurricane shareholders for the following reasons: (i) the Distribution may be inefficient from a tax perspective for both Hurricane and individual, taxable shareholders; (ii) Hurricane's management and directors are using the "change of control" provision in the debentures as a means to entrench themselves, not to create additional value for shareholders; (iii) the effect on

Hurricane of incurring significant amounts of non-deductible interest expense; and (iv) Hurricane may run into difficulties funding its obligations under the proposed terms of the debenture because it is funded from forecasts of future cash flow.

          The statement was made public in a press release issued by CA on May 17, 2001 (the "May 17 Press Release"). The May 17 Press Release is incorporated herein by reference and is attached hereto as Exhibit 16.

          On May 24, 2001, CA released a statement in response to Hurricane's response to CA's May 17 Press Release. CA reiterated its position with respect to the Distribution stating that it is intended solely as a defensive measure and would be tax inefficient for Hurricane and individual, taxable shareholders.

          The statement was made public in a press release issued by CA on May 24, 2001 (the "May 24 Press Release"). The May 24 Press Release is incorporated herein by reference and is attached hereto as Exhibit 17.

          On May 28, 2001, CA released a statement reporting that, through its counsel it made applications to the Ontario Securities Commission, the Quebec Securities Commission and the Alberta Securities Commission (the "Commissions"), asking the Commissions to, among other things, immediately issue permanent cease trade orders with respect to the Distribution.

          The statement was made public in a press release issued by CA on May 28, 2001 (the "May 28 Press Release"). The May 28 Press Release is incorporated herein by reference and is attached hereto as Exhibit 18.

          On June 15, 2001, CA released a statement reporting that, following discussions with the Commissions, Hurricane has indicated that it will make certain changes to the Distribution. More specifically Hurricane indicated that any change of control provision contained in the debentures to be issued by Hurricane will not be of any effect unless and until it is approved by shareholders and that Hurricane will obtain an opinion from an independent and qualified valuator to the effect that the debentures will trade at par. Such opinion will take into account the need for liquidity in the debentures and will not assume that the change of control provision, if any, will be approved.

          The statement was made public in a press release issued by CA on June 15, 2001 (the "June 15 Press Release"). The June 15 Press Release is incorporated herein by reference and is attached hereto as Exhibit 19.

          On June 27, 2001, CA released a statement indicating that it is reviewing the valuation made by Peters & Co. Limited ("Peters") and will be assessing all of its options in light of its views about the valuation prepared by Peters. CA further reiterated its concern about the Distribution and expressed its intention to vote against the change of control provision of the debentures at the special meeting of the shareholders of Hurricane to be held on July 20, 2001.

          The statement was made public in a press release issued by CA on June 27, 2001 (the "June 27 Press Release"). The June 27 Press Release is incorporated herein by reference and is attached hereto as Exhibit 20.

          On July 5, 2001, CA released a statement indicating that it has withdrawn the Offer.

          The statement was made public in a press release issued by CA on July 5, 2001 (the "July 5 Press Release"). The July 5 Press Release is incorporated herein by reference and is attached hereto as Exhibit 21.

          On December 13, 2002, Hurricane announced that CA had commenced an underwritten offering of 8,000,000 Common Shares at a price of Cdn$13.85 per Common Shares (the "Secondary Public Offering"). As described in Item 6 below, CA granted the underwriters in the Secondary Public Offering an option, exercisable for 30 days from December 18, 2002, to purchase up to 800,000 Common Shares from CA at a price of Cdn$13.85 per Common Shares. The Secondary Public Offering is consistent with CA's prior statement that CA may consider disposing Common Shares in open market purchases.

          The statement was made public in a press release issued by Hurricane on December 13, 2002 (the "December 13, 2002 Press Release"). The December 13, 2002 Press Release is incorporated herein by reference and is attached hereto as
Exhibit 22.

          Hurricane had two directors on the Board of Directors who were appointed by CA. One of these directors, Nurzhan S. Subkhanberdin, has resigned. Hurricane is contemplating appointing a replacement who is unaffiliated with CA at Hurricane's next annual meeting in May 2003.

Item 5. Interest in Securities of the Issuer

          (a) CA may be deemed to be the beneficial owner of 14,966,425 Common Shares, (based on ownership by CA of 13,312,722 Common Shares and 97,537 Options as well as registered ownership of 1,653,703 Common Shares which are held for the benefit of Missmira but over which CA has retained voting power and dispositive power) which would represent approximately 19% of the Common Shares outstanding (based on 79,058,053 Common Shares outstanding as reported by The Toronto Stock Exchange as of December 12, 2002).

          (b) CA currently has the sole power to vote or to direct the vote of, and the sole power to dispose or direct the disposition of 14,966,425 Common Shares (based on ownership by CA of 13,312,722 Common Shares and 97,537 Options as well as registered ownership of 1,653,703 Common Shares which are held for the benefit of Missmira but over which CA has retained voting power and dispositive power).

          (c) On March 30, 2001, CA disposed of 1,346,297 Common Shares at a price of Cdn$8.30 per Common Share.

          On December 18, 2002, through the Secondary Public Offering, CA disposed of 8,000,000 Common Shares at a price of Cdn$13.85 per Common Share. CA also sold 800,000 Common Shares to the underwriters of the Secondary Public Offering for Cdn$13.85 per Common Share in connection with the full exercise of such underwriters' over-allotment option.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Except as described herein, neither CA, nor to the best of CA's knowledge, the persons named in Schedule I hereto have any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of Hurricane, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

     1.   TRANSACTION AGREEMENT

          On October 9, 1999, CA, ShNOS, Kazkommertsbank, Hurricane and HKM entered into the Transaction Agreement. Pursuant to the terms of the Transaction Agreement, CA and Hurricane proposed a business combination between ShNOS and Hurricane, to be implemented by way of a plan of arrangement whereby the following would occur: (i) the terms of senior unsecured notes issued pursuant to a Note Indenture between Hurricane and Montreal Trust Company of Canada, dated as of March 26, 1997, together with the senior notes issued pursuant to an Indenture between Hurricane and Marine Midland Bank, dated as of November 7, 1997, would be rescheduled and modified; (ii) all other liabilities of Hurricane to trade and other creditors and employees would be satisfied or arrangements would be made for the satisfaction in whole or in part of such liabilities;
(iii) all shares of ShNOS owned by CA at the time of closing would be transferred to Hurricane in consideration of (a) the issuance to CA of a fixed percentage of the Common Shares, such number not to exceed 30% of the issued share capital of Hurricane; (b) the issuance of both Convertible Securities and Options as a form of antidilution protection to mirror those Convertible Securities and Options held by various employees of Hurricane; and (c) payment to CA of an amount in cash equal to that percentage of the issued share capital of ShNOS represented by the shares of ShNOS owned by CA prior to closing multiplied by the sum of $57 million; and (iv) Hurricane would make an offer to the remaining shareholders of ShNOS for all of their shares of ShNOS.

          The Transaction Agreement was amended by the Letter Agreements. Pursuant to the terms of the Letter Agreements, CA, ShNOS, Kazkommertsbank, Hurricane and HKM agreed to extensions to the deadline for the satisfaction of the conditions precedent to the closing of the transaction contemplated in the Transaction Agreement and agreed to certain other amendments to the Transaction Agreement which are not material for purposes of this Schedule 13D.

          On March 31, 2000, the closing of the transactions contemplated in the Transaction Agreement occurred. At the time of the closing, CA transferred all of the shares of ShNOS owned by it to Hurricane in return for $45.1 million in cash and the issuance of 19,430,543 Common Shares, 2,037,420 Convertible Securities as well as 1,105,763 Options. Additionally, under the CCAA Plan, CA received 4,067,381 Special Warrants.

     2.   SHAREHOLDERS' AGREEMENT

          On March 31, 2000 Hurricane and CA entered into the Shareholders' Agreement which addresses the following matters:

          a. Director Designees. The Board of Directors of Hurricane (the "Board of Directors") will not be set at less than six (6) or more than nine (9) members. Hurricane must nominate certain directors designated by CA, the number of which is determined by the product of (rounded to the nearest whole number, where 0.5 or less is zero and anything greater than 0.5 is 1) (i) the total number of directors constituting the entire Board of Directors multiplied by

(ii) the percentage that the aggregate number of voting shares owned by CA and its affiliates bears to the total number of voting shares then outstanding. Hurricane must nominate one director designated by CA to each of the "Executive Committee" and the "Audit Committee".

          b. Business Combination Transactions. CA agrees that it shall not and shall cause its affiliates not to engage in any "Business Combination Transaction" or any "Related Party Transaction", as such terms are defined in the Shareholders' Agreement, unless such transactions have been approved by a majority of the Board of Directors.

          c. Acquisition Rights.

          (i) Limitation on Acquisition of Additional Shares by CA

          Other than as specifically contemplated in the Shareholders' Agreement, without the prior written approval of a majority of the Board of Directors, CA shall not acquire beneficial ownership of any voting shares or securities of Hurricane convertible into voting shares, but excluding employee stock options, (together, "Voting Securities") other than (i) the Voting Securities beneficially owned by or issued or transferred to CA or its affiliates as of March 31, 2000 or pursuant to the Transaction Agreement, or
(ii) by way of a public acquisition on The Toronto Stock Exchange (or on any other recognized international stock exchange on which any of the Voting Securities of Hurricane shall then be listed or traded up to a maximum of 30% of the then total issued and outstanding Voting Securities), or (iii) by a private acquisition of Voting Securities up to a maximum of 30% of the then total issued and outstanding Voting Securities.

          (ii) Private Placements

          If Hurricane determines to issue any Voting Securities in an offering, other than a public offering, solely for cash, then Hurricane shall provide CA the right to purchase, at the same price and on the same terms, beneficial ownership of Voting Securities to be included in such offering such that the percentage of the aggregate number of Voting Securities beneficially owned by CA and its affiliates, on a fully diluted basis, immediately prior to closing of such offering may be maintained by CA and its affiliates after the closing of such offering.

          (iii) Public Offerings

          If the Board of Directors approves an issuance of any Voting Securities by way of a public offering, solely for cash, then Hurricane shall provide CA the right to purchase from the underwriters of such public offering, at the public offering price set forth on the cover page of the prospectus or prospectus supplement for such public offering (and otherwise on terms not less favourable than applicable under the public offering) beneficial ownership of Voting Securities such that the percentage of the aggregate number of Voting Securities beneficially owned by CA and its affiliates, on a fully diluted basis, immediately prior to closing of such offering may be maintained by CA and its affiliates after the closing of such offering.

          (iv) Acquisition of Additional Shares by CA if Bid Commenced

          CA may make a "take-over bid" (as defined in the Securities Act (Alberta)) to all but not less than all of the holders of Common Shares which results in CA acquiring all or part of the issued and outstanding Common Shares not beneficially owned by CA and its affiliates.

          (v) Anti-Dilution Covenant

          Hurricane has undertaken not to issue any Voting Securities in any offering, whether a public offering or otherwise, for non-cash consideration with the sole or principal objective of diluting the percentage of the aggregate number of Voting Securities beneficially owned by CA and its affiliates.

          d. Restriction on Transfer. CA shall not sell, transfer or otherwise convey (a "Transfer") beneficial ownership of any of its Common Shares without compliance with all applicable laws and regulations, except that, in any event, any of the following Transfers are permitted: (i) to any person provided such person agrees in writing to be bound by all of the terms of the Shareholders' Agreement and such person is approved by a majority of the Board of Directors;
(ii) a Transfer by CA or its affiliates pursuant to a public distribution or sale; (iii) a Transfer by CA or its affiliates to any arm's length person provided that CA or its affiliates obtain a representation from such arm's length person that, after giving effect to the Transfer, such arm's length person would beneficially own less than 20% of the total issued and outstanding Voting Shares; or (iv) a Transfer by CA or its affiliates to any arm's length person (a) where such number of Voting Shares is not less than 20% of the total issued and outstanding Voting Shares or (b) where such arm's length person who is the transferee, would after giving effect to the Transfer, beneficially own not less than 20% of the total issued and outstanding Voting Shares, provided that CA or its affiliates have, as a condition of such Transfer, obtained the agreement of such arm's length person in writing to be bound by all of the terms of the Shareholders' Agreement. The arm's length person referred to in clause
(iv) may thereafter make a bona fide "take-over bid" (as defined in the Securities Act (Alberta)) to all but not less than all of the holders of the Voting Shares, other than CA and its affiliates on the terms set forth in the Shareholders' Agreement (a "Qualified Bid"). If such arm's length person makes a Qualified Bid, then such person shall, following the making of the transaction set forth in such Qualified Bid, be automatically released from the Shareholders' Agreement.

          e. Voting. CA agrees that it shall vote and shall cause its affiliates to vote all of their respective voting shares with respect to the election of directors and the approval of a Business Combination Transaction (which is not a "Fundamental Change" as such term is defined in the Shareholders' Agreement) or a Related Party Transaction in the following manner: (i) with respect to its voting shares which constitute 20% of the then total issued and outstanding voting shares, in its sole and unfettered discretion; and (ii) with respect to its voting shares which constitute more than 20% of the then total issued and outstanding voting shares; (a) in the same proportion for and against the matter before the meeting as the holders of the voting shares, including CA and its affiliates, as a group have voted with respect to the matter before the meeting; or (b) abstain from voting such shares, if such abstention does not affect quorum requirements. CA and its affiliates may vote their respective voting shares in respect of a Fundamental Change in their sole and unfettered discretion.

     3.   UNDERWRITING AGREEMENT

          On December 12, 2002, CA and Hurricane entered into an underwriting agreement (the "Underwriting Agreement") with CIBC World Markets Inc. and BMO Nesbitt Burns Inc. (the "Underwriters"), in which CA agreed to sell and the Underwriters agreed, subject to certain conditions, to purchase from CA on December 18, 2002, the 8,000,000 Common Shares at a price of Cdn$13.85 per Common Share. CA granted to the Underwriters an option (the "Underwriters' Option") to purchase an aggregate of up to 800,000 Common Shares, exercisable for a period of 30 days after December 18, 2002 to cover over-allotments, if any. To the extent that the Underwriters' Option is exercised, the additional Common Shares will be purchased by the Underwriters on the same terms at a price of Cdn$13.85 per share. If the

Underwriters' Option is exercised in full, CA will beneficially own 19% of the outstanding Common Shares of Hurricane. The Underwriting Agreement is incorporated herein by reference and is attached hereto as Exhibit 23.

Item 7. Material to be filed as Exhibits

          In accordance with Rule 101(a)(2)(ii) of Regulation S-T, the following exhibits which have been previously filed in paper format, are not required to be restated electronically and are incorporated by reference herein.

1. Transaction Agreement between Central Asian Industrial Investments N.V., OJSC Shymkentnefteorgsyntez, OJSC Kazkommertsbank, Hurricane Hydrocarbons Ltd. and OJSC Hurricane Kumkol Munai, dated as of October 9, 1999 (incorporated by reference to the Schedule 13D, filed on April 12, 2001).

2. Letter Agreement between Central Asian Industrial Investments N.V. and Hurricane Hydrocarbons Ltd., dated as of October 20, 1999 (incorporated by reference to the Schedule 13D, filed on April 12, 2001).

3. Letter Agreement between Central Asian Industrial Investments N.V. and Hurricane Hydrocarbons Ltd., dated as of October 21, 1999 (incorporated by reference to the Schedule 13D, filed on April 12, 2001).

4. Letter Agreement between Central Asian Industrial Investments N.V. and Hurricane Hydrocarbons Ltd., dated as of October 25, 1999 (incorporated by reference to the Schedule 13D, filed on April 12, 2001).

5. Letter Agreement between Central Asian Industrial Investments, N.V and Hurricane Hydrocarbons Ltd., dated as of October 26, 1999 (incorporated by reference to the Schedule 13D, filed on April 12, 2001).

6. Letter Agreement between Central Asian Industrial Investments N.V. and Hurricane Hydrocarbons Ltd., dated as of November 2, 1999 (incorporated by reference to the Schedule 13D, filed on April 12, 2001).

7. Letter Agreement between Central Asian Industrial Investments N.V., Hurricane Hydrocarbons Ltd., and OJSC Hurricane Kumkol Munai, dated as of November 5, 1999 (incorporated by reference to the Schedule 13D, filed on April 12, 2001).

8. Letter Agreement between Central Asian Industrial Investments N.V., OJSC Shymkentnefteorgsyntez, Hurricane Hydrocarbons Ltd. and OJSC Hurricane Kumkol Munai, dated as of February 9, 2000 (incorporated by reference to the Schedule 13D, filed on April 12, 2001).

9. Letter Agreement between Central Asian Industrial Investments N.V., OJSC Kazkommertsbank, OJSC Shymkentnefteorgsyntez, Hurricane Hydrocarbons Ltd. and OJSC Hurricane Kumkol Munai, dated as of March 17, 2000 (incorporated by reference to the Schedule 13D, filed on April 12, 2001).

10. Letter Agreement between Central Asian Industrial Investments N.V., OJSC Kazkommertsbank, OJSC Shymkentnefteorgsyntez, Hurricane Hydrocarbons Ltd.

     and OJSC Hurricane Kumkol Munai, dated as of March 31, 2000 (incorporated by reference to the Schedule 13D, filed on April 12, 2001).

11. Shareholders' Agreement among Hurricane Hydrocarbons Ltd. and Central Asian Industrial Investments N.V., dated as of March 31, 2000 (incorporated by reference to the Schedule 13D, filed on April 12, 2001).

12. Press Release dated April 12, 2001, by Central Asian Industrial Holdings, N.V. (incorporated by reference to Amendment No. 1 to the Schedule 13D, filed on April 13, 2001).

13. Press Release dated April 16, 2001, by Central Asian Industrial Holdings, N.V. (incorporated by reference to Amendment No. 2 to the Schedule 13D, filed on April 17, 2001).

14. Press Release dated April 17, 2001, by Central Asian Industrial Holdings, N.V. (incorporated by reference to Amendment No. 3 to the Schedule 13D, filed on April 19, 2001).

15. Press Release dated April 18, 2001, by Central Asian Industrial Holdings, N.V. (incorporated by reference to Amendment No. 4 to the Schedule 13D, filed on April 20, 2001).

16. Press Release dated May 17, 2001, by Central Asian Industrial Holdings, N.V. (incorporated by reference to Amendment No. 5 to the Schedule 13D, filed on May 17, 2001).

17. Press Release dated May 24, 2001, by Central Asian Industrial Holdings, N.V. (incorporated by reference to Amendment No. 6 to the Schedule 13D, filed on May 24, 2001).

18. Press Release dated May 28, 2001, by Central Asian Industrial Holdings, N.V. (incorporated by reference to Amendment No. 7 to the Schedule 13D, filed on May 28, 2001).

19. Press Release dated June 15, 2001, by Central Asian Industrial Holdings, N.V. (incorporated by reference to Amendment No. 8 to the Schedule 13D, filed on June 18, 2001).

20. Press Release dated June 27, 2001, by Central Asian Industrial Holdings, N.V. (incorporated by reference to Amendment No. 9 to the Schedule 13D, filed on June 28, 2001).

21. Press Release dated July 5, 2001, by Central Asian Industrial Holdings, N.V. (incorporated by reference to Amendment No. 10 to the Schedule 13D, filed on July 5, 2001).

22.  Press Release dated December 13, 2002, by Hurricane Hydrocarbons Ltd.

23. Underwriting Agreement, dated December 12, 2002, among Hurricane Hydrocarbons Ltd., Central Asian Industrial Holdings N.V., CIBC World Markets Inc. and BMO Nesbitt Burns Inc.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 18, 2002

                                        CENTRAL ASIAN INDUSTRIAL HOLDINGS N.V.

                                        By: /s/ MR. ASKAR M. ALSHINBAEV
                                           -------------------------------------
                                           Name:     Mr. Askar M. Alshinbaev
                                           Title:    Managing Director and Chief
                                                     Executive Officer

                                   Schedule I

          The following sets forth for the executive officers and directors of Central Asia Industrial Holdings N.V.: (i) the name of each such person; and
(ii) the present principal occupation or employment of each such person. The principal business address of Central Asia Industrial Holdings N.V. is Central Asian Industrial Holdings N.V., Scharlooweg 81, Curacao, Netherlands Antilles. The current business address for each of Central Asia Industrial Holdings N.V.'s officers and directors is c/o OJSC Kazkommertsbank, 135-zh Gargarin Avenue, Almaty 480060, Republic of Kazakhstan.

   Executive Officers and Directors of Central Asia Industrial Holdings N.V.

                                      Present principal occupation or employment
Name/Position                         and name of employee
-------------                         ------------------------------------------

Mr. Nurzhan S. Subkhanberdin          Chairman of the Board

Mr. Askar M. Alshinbaev               CEO and Managing Director

Mr. Evgeni Feld                       Director

                                  EXHIBIT INDEX

          In accordance with Rule 101(a)(2)(ii) of Regulation S-T, the following exhibits which have been previously filed in paper format, are not required to be restated electronically and are incorporated by reference herein.

1. Transaction Agreement between Central Asian Industrial Investments N.V., OJSC Shymkentnefteorgsyntez, OJSC Kazkommertsbank, Hurricane Hydrocarbons Ltd. and OJSC Hurricane Kumkol Munai, dated as of October 9, 1999 (incorporated by reference to the Schedule 13D, filed on April 12, 2001).

2. Letter Agreement between Central Asian Industrial Investments N.V. and Hurricane Hydrocarbons Ltd., dated as of October 20, 1999 (incorporated by reference to the Schedule 13D, filed on April 12, 2001).

3. Letter Agreement between Central Asian Industrial Investments N.V. and Hurricane Hydrocarbons Ltd., dated as of October 21, 1999 (incorporated by reference to the Schedule 13D, filed on April 12, 2001).

4. Letter Agreement between Central Asian Industrial Investments N.V. and Hurricane Hydrocarbons Ltd., dated as of October 25, 1999 (incorporated by reference to the Schedule 13D, filed on April 12, 2001).

5. Letter Agreement between Central Asian Industrial Investments, N.V and Hurricane Hydrocarbons Ltd., dated as of October 26, 1999 (incorporated by reference to the Schedule 13D, filed on April 12, 2001).

6. Letter Agreement between Central Asian Industrial Investments N.V. and Hurricane Hydrocarbons Ltd., dated as of November 2, 1999 (incorporated by reference to the Schedule 13D, filed on April 12, 2001).

7. Letter Agreement between Central Asian Industrial Investments N.V., Hurricane Hydrocarbons Ltd., and OJSC Hurricane Kumkol Munai, dated as of November 5, 1999 (incorporated by reference to the Schedule 13D, filed on April 12, 2001).

8. Letter Agreement between Central Asian Industrial Investments N.V., OJSC Shymkentnefteorgsyntez, Hurricane Hydrocarbons Ltd. and OJSC Hurricane Kumkol Munai, dated as of February 9, 2000 (incorporated by reference to the Schedule 13D, filed on April 12, 2001).

9. Letter Agreement between Central Asian Industrial Investments N.V., OJSC Kazkommertsbank, OJSC Shymkentnefteorgsyntez, Hurricane Hydrocarbons Ltd. and OJSC Hurricane Kumkol Munai, dated as of March 17, 2000 (incorporated by reference to the Schedule 13D, filed on April 12, 2001).

10. Letter Agreement between Central Asian Industrial Investments N.V., OJSC Kazkommertsbank, OJSC Shymkentnefteorgsyntez, Hurricane Hydrocarbons Ltd. and OJSC Hurricane Kumkol Munai, dated as of March 31, 2000 (incorporated by reference to the Schedule 13D, filed on April 12, 2001).

11. Shareholders' Agreement among Hurricane Hydrocarbons Ltd. and Central Asian Industrial Investments N.V., dated as of March 31, 2000 (incorporated by reference to the Schedule 13D, filed on April 12, 2001).

12. Press Release dated April 12, 2001, by Central Asian Industrial Holdings, N.V. (incorporated by reference to Amendment No. 1 to the Schedule 13D, filed on April 13, 2001).

13. Press Release dated April 16, 2001, by Central Asian Industrial Holdings, N.V. (incorporated by reference to Amendment No. 2 to the Schedule 13D, filed on April 17, 2001).

14. Press Release dated April 17, 2001, by Central Asian Industrial Holdings, N.V. (incorporated by reference to Amendment No. 3 to the Schedule 13D, filed on April 19, 2001).

15. Press Release dated April 18, 2001, by Central Asian Industrial Holdings, N.V. (incorporated by reference to Amendment No. 4 to the Schedule 13D, filed on April 20, 2001).

16. Press Release dated May 17, 2001, by Central Asian Industrial Holdings, N.V. (incorporated by reference to Amendment No. 5 to the Schedule 13D, filed on May 17, 2001).

17. Press Release dated May 24, 2001, by Central Asian Industrial Holdings, N.V. (incorporated by reference to Amendment No. 6 to the Schedule 13D, filed on May 24, 2001).

18. Press Release dated May 28, 2001, by Central Asian Industrial Holdings, N.V. (incorporated by reference to Amendment No. 7 to the Schedule 13D, filed on May 28, 2001).

19. Press Release dated June 15, 2001, by Central Asian Industrial Holdings, N.V. (incorporated by reference to Amendment No. 8 to the Schedule 13D, filed on June 18, 2001).

20. Press Release dated June 27, 2001, by Central Asian Industrial Holdings, N.V. (incorporated by reference to Amendment No. 9 to the Schedule 13D, filed on June 28, 2001).

21. Press Release dated July 5, 2001, by Central Asian Industrial Holdings, N.V. (incorporated by reference to Amendment No. 10 to the Schedule 13D, filed on July 5, 2001).

22.  Press Release dated December 13, 2002, by Hurricane Hydrocarbons Ltd.

23. Underwriting Agreement, dated December 12, 2002, among Hurricane Hydrocarbons Ltd., Central Asian Industrial Holdings N.V., CIBC World Markets Inc. and BMO Nesbitt Burns Inc.

                                      -18-